8/5/16

16021063

OMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-68936

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Whitehall Capital Market, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7 Times Square, 46th Floor
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy Page (646) 267-2436
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith + Brown, PC
(Name - if individual, state last, first, middle name)

465 South Street, Suite 200	Morristown	NJ	07960-6497
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Timothy Page, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Whitehall Capital Markets LLC. for the year ended December 31, 2015, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Managing Director
Title

Notary Public

CHARLIE RODRIGUEZ
Notary Public - State of New York
NO. 01RO6302775
Qualified in New York County
My Commission Expires May 5, 2018

This report ** contains (check all applicable boxes):

[x] Independent Auditors' Report.
[x] Facing Page.
[x] Statement of Financial Condition.
[ ] Statement of Income (Loss).
[ ] Statement of Changes in Financial Condition.
[ ] Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[ ] Computation of Net Capital.
[ ] Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
[ ] Information Relating to the Possession or Control Requirements Rule 15c3-3
[ ] A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3- 1 and the Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation
[x] An Oath or Affirmation.
[ ] A copy of the SIPC Supplemental Report.
[ ] A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[ ] Report of Independent Registered Public Accounting Firm regarding Rule 15c3-3 exemption report.
[ ] Management Statement Regarding Compliance with the Exemption Provision for SEC Rule 15c3-3

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WHITEHALL CAPITAL MARKETS LLC

STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2015

WHITEHALL CAPITAL MARKETS LLC

CONTENTS

withum

AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Management of
Whitehall Capital Markets LLC

We have audited the accompanying statement of financial condition of Whitehall Capital Markets LLC (the "Company") as of December 31, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Whitehall Capital Markets LLC as of December 31, 2015, in accordance with accounting principles generally accepted in the United States of America.

WithumSmith+Brown, PC

February 8, 2016

WHITEHALL CAPITAL MARKETS LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2015

ASSETS		
Cash	$	269,631
Prepaid expense and other assets		3,307
Prepaid administration costs		1,051,418
	$	1,324,356
LIABILITIES AND MEMBER'S EQUITY		
Account payable	$	800
Member's equity		1,323,556
	$	1,324,356

See accompanying notes to financial statements.

1. Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Whitehall Capital Markets LLC (the "Company") is a limited liability company organized under the laws of the state of Delaware on May 12, 2011. The Company is a wholly-owned subsidiary of Whitehall & Company LLC (the "Member"). The Company's operations consist primarily of earning fee income by providing investment banking services associated with Mergers & Acquisitions, Advisory Assignments, Debt Placement, and Equity Placement.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Accounts Receivable

Receivables from clients are stated at the amount management expects to collect from outstanding balances. On a periodic basis, management evaluates its receivables and provides probable uncollectible amounts through a charge to operations and a credit to an allowance for doubtful accounts based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to allowance for doubtful accounts and a credit to receivables from clients. At December 31, 2015, there were no receivables from clients.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that could affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue Recognition

Revenue derived from investment banking services are recorded as earned, conditional upon certain closing requirements as stipulated in the individual contract agreements.

Income Taxes

The Company is a single member limited liability company and as such is treated as a disregarded entity for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the member(s) for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

At December 31, 2015, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

2. Net Capital Requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2015, the Company's net capital was $268,831, which was $263,831 in excess of its minimum requirement of $5,000.

In accordance with the FINRA membership agreement applicable to the Company, it is designated to operate under the exemptive provision of paragraph (k)(2)(i) of SEC Rule 15c3-3. The Company does not handle customers' cash or securities.

3. Concentrations of Credit Risk

During the year ended December 31, 2015, 100% of the Company's revenue was from one (1) client.

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution.

4. Related Party Transactions

The Company has entered into an Expense Sharing Agreement with its sole Member, Whitehall & Company LLC, for office and administrative services provided by the Member. This automatically renewable one year agreement provides for a monthly charge of $61,875 which is accounted for as a reduction to prepaid administration costs.

In addition, the Member paid $14,282 and $17,959 of accounting/audit and filing/regulatory fees, respectively, on behalf of the Company. In lieu of repayment, the Member applied the amount to prepaid administration costs.

As of December 31, 2015, the Company had prepaid administration costs of $1,051,418 to Whitehall & Company LLC under the expense sharing agreement.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

DIVISION OF
TRADING AND MARKETS

July 29, 2016

SEC
Mail Processing
Section
AUG 03 2016
Washington DC
412

Whitehall Capital Markets LLC
7 Times Square, 46th Fl.
New York, NY 10036

8-68936

Dear Registrant:

Paragraph (d) of Rule 17a-5 under the Securities Exchange Act of 1934 ("Act") requires every broker or dealer registered with the Commission pursuant to Section 15 of the Act to file an audited annual report of financial condition on a calendar or fiscal year basis. Paragraph (d) of Rule 17a-5 requires the audited annual report to be filed with the Commission not more than 60 days after the broker or dealer's fiscal or calendar year end.

A review of our database indicates that we do not have a record of receipt of an audited report since your 12/31/14 fiscal or calendar year end. Therefore, in order to comply with the requirements of Rule 17a-5, it will be necessary for you to submit the annual audited report for the ***12/31/15 calendar or fiscal year*** to the Commission. . If you have a record of receipt by the Commission of this filing, please send copies of the documentation **along with a copy of the annual audited report** to the following address:

Carol Y. Charnock, Regulation Specialist
Securities & Exchange Commission
Division of Trading & Markets
100 F St., NE, Mail Stop 7010
Washington, DC 20549

If you have any questions concerning the audit requirements, please consult Rule 17a-5. Thank you for your prompt attention to this matter.

Sincerely,

Carol Y Charnock

Carol Y. Charnock
Regulation Specialist
(202)551-5542
charnockc@sec.gov

RECEIVED
2016 JUL -3 PM 3:32
SEC / TM

Whitehall

August 2, 2016

SEC
Mail Processing
Section
AUG 03 2016
Washington DC
412

Securities & Exchange Commission
Division of Trading & Markets
100 F St., NE, Mail Stop 7010
Washington, D.C. 20549
Attention: Carol Y. Charnock

Dear Ms. Charnock:

In response to your letter dated July 29, 2016, find enclosed documentation of the delivery and receipt of the financial statements of Whitehall Capital Markets LLC as required under Rule of 17a-5 along with a copy of the annual audited report.

I hope this is helpful, sincerely,

Timothy Page
Managing Director

Whitehall Capital Markets LLC
7 Times Square, 46th Floor
New York, NY 10036
1 (212) 205-1399

RECEIVED
2016 JUL -3 PM 3:32
SEC / TM

Whitehall
Google apps

Tim Page <timothy.page@whitehallandcompany.com>

RE: SEC letter to WCM

1 message

Yuen Chun <ychun@integrated.solutions> Tue, Aug 2, 2016 at 10:24 AM
To: Tim Page <timothy.page@whitehallandcompany.com>, Trish Occhiogrossi <tocchiogrossi@integrated.solutions>

Tim,

This is what I have in my files for the transmission of the 12/31/15 audited financials to the SEC via FEDEX. I would forward this along with the audited financials as requested.

Yuen Na Chun | Managing Director

Integrated Solutions

39 Broadway, Suite 3300
New York, NY 10006
(T) +1.212.897.1689
(F) +1.212.796.1534
(E) ychun@integrated.solutions
(W) www.integrated.solutions
"the smart outsource solution"

PLEASE NOTE OUR NEW EMAIL ADDRESS

-----Original Message-----
From: Tim Page [mailto:timothy.page@whitehallandcompany.com]
Sent: Tuesday, August 2, 2016 9:58 AM
To: Trish Occhiogrossi <tocchiogrossi@integrated.solutions>
Cc: Yuen Chun <ychun@integrated.solutions>
Subject: Re: SEC letter to WCM

Thanks. Yuen, please coordinate the response to this letter. Thank you, Tim Timothy Page Managing Director Whitehall & Company LLC
O: +1-212-205-1399
M: +1-646-267-2436
timothy.page@whitehallandcompany.com

On Tue, Aug 2, 2016 at 9:54 AM, Trish Occhiogrossi <tocchiogrossi@integrated.solutions> wrote:
> Yuen will be able to confirm when this was submitted.
>
> -------- Original message --------
> From: Tim Page <timothy.page@whitehallandcompany.com>
> Date: 08/02/2016 9:12 AM (GMT-05:00)
> To: Yuen Chun <ychun@integrated.solutions>
> Cc: Trish Occhiogrossi <tocchiogrossi@integrated.solutions>
> Subject: SEC letter to WCM
>
> Yuen, Trish, Please advise on response (see attached). Thanks, Tim
>
> Timothy Page
> Managing Director
> Whitehall & Company LLC
> O: +1-212-205-1399
> M: +1-646-267-2436
> timothy.page@whitehallandcompany.com
>
> The information in this message, including any attachment, is
> confidential and intended for use only by the designated recipient(s)

——— Forwarded message ———
From: "trackingupdates@fedex.com" <trackingupdates@fedex.com>
To: Yuen Chun <ychun@intman.com>
Cc:
Date: Thu, 11 Feb 2016 14:26:59 +0000
Subject: FedEx Shipment 775617797983 Delivered

Your package has been delivered

Tracking # 775617797983

Ship date:
Wed, 2/10/2016

Maggie Rubino
Integrated Management Solution
new york, NY 10006
US

Delivered

Delivery date:
Thu, 2/11/2016 9:10 am

Securities & Exchange Commissio
100 F Street NE
Washington, DC 20549
US

Shipment Facts

Our records indicate that the following package has been delivered.

Tracking number:	775617797983
Status:	Delivered: 02/11/2016 09:10 AM Signed for By: J.DOUGHTY
Reference:	SEC WHCA
Signed for by:	J.DOUGHTY
Delivery location:	Washington, DC
Delivered to:	Mailroom
Service type:	FedEx Standard Overnight
Packaging type:	FedEx Envelope
Number of pieces:	1
Weight:	0.50 lb.
Special handling/Services:	Deliver Weekday

Please do not respond to this message. This email was sent from an unattended mailbox. This report was generated at approximately 8:26 AM CST on 02/11/2016.

To learn more about FedEx Express, please go to fedex.com.

All weights are estimated.

To track the latest status of your shipment, click on the tracking number above, or go to fedex.com.

This tracking update has been sent to you by FedEx at your request. FedEx does not validate the authenticity of the requestor and does not validate, guarantee or warrant the authenticity of the request, the requestor's message, or the accuracy of this tracking update. For tracking results and terms of use, go to fedex.com.

Thank you for your business.

---------- Forwarded message ----------
From: "trackingupdates@fedex.com" <trackingupdates@fedex.com>
To: Yuen Chun <ychun@intman.com>
Cc:
Date: Thu, 11 Feb 2016 14:39:25 +0000
Subject: FedEx Shipment 775617825759 Delivered

Your package has been delivered

Tracking # 775617825759

Ship date:
Wed, 2/10/2016
Maggie Rubino
Integrated Management Solution
New York, NY 10006
US

Delivered

Delivery date:
Thu, 2/11/2016 9:37 am
Securities & Exchange Commission
New York Regional Office
200 VESEY STREET Suite 400
New York, NY 10281
US

Shipment Facts

Our records indicate that the following package has been delivered.

Tracking number:	775617825759
Status:	Delivered: 02/11/2016 09:37 AM Signed for By: N.VELEZ
Reference:	WHCA
Signed for by:	N.VELEZ
Delivery location:	New York, NY
Delivered to:	Receptionist/Front Desk
Service type:	FedEx Standard Overnight
Packaging type:	FedEx Envelope
Number of pieces:	1
Weight:	0.50 lb.
Special handling/Services:	Deliver Weekday

Please do not respond to this message. This email was sent from an unattended mailbox. This report was generated at approximately 8:39 AM CST on 02/11/2016.

To learn more about FedEx Express, please go to fedex.com.

All weights are estimated.

To track the latest status of your shipment, click on the tracking number above, or go to fedex.com.

This tracking update has been sent to you by FedEx at your request. FedEx does not validate the authenticity of the requestor and does not validate, guarantee or warrant the authenticity of the request, the requestor's message, or the accuracy of this tracking update. For tracking results and terms of use, go to fedex.com.

Thank you for your business.

3 attachments

noname.eml
29K

noname.eml
29K

WCM_audited financial stmts 2015.pdf
1214K